UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 26, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria”) (B3: FIBR3 | NYSE: FBR), hereby informs its shareholders and the market in general that was filed before the Brazilian Securities Commission — CVM, on this date, the closing announcement of the fund raising transaction by the Company via capital markets, by the public distribution of Agribusiness Credit Receivable Certificates (“CRAs”) of the 9th and the 10th series of the 1st issuance of RB Capital Companhia de Securitização, in a total amount of R$ 941.286.000,00 (nine hundred forty one million, two hundred eighty six thousand reais), backed by export credit notes issued by the Company, as informed in the Notice to the Market released by the Company on August 01st, 2017.

Additionally, the Company informs that the total amount of the issuance of the 9th series of CRAs was R$ 757.109.000,00 (seven hundred fifty seven million, one hundred and nine thousand reais), maturing in 5 years, and shall be entitled to the payment of semi-annual interests equivalent to 97% of the cumulative variation of CDI rate. The principal repayment of the 9th series of CRAs is expected to take place in a single installment in September 2022. The 10th series of CRAs was issued in the total volume of R$ 184.177.000,00 (one hundred eighty four million one hundred seventy seven thousand reais), maturing in 6 years, and shall be entitled to annual interest payments equivalent to IPCA plus 4,5055%. The principal repayment of the 10th series of CRAs is expected to take place in a single installment in September 2023. The settlement of the transaction occurred on September 22, 2017.

Fibria deems it is appropriate to inform this fact to the market, underlining its commitment to transparency with its shareholders and investors.

São Paulo, September 26th, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti
Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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